Liberty Lane Acquisition Corp.
One Liberty Lane
Hampton, New Hampshire 03842

May 30, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Liberty Lane Acquisition Corp. Request to Withdraw
         Registration Statement on Form S-1 (File No. 333-149886)

Ladies and Gentlemen:

     Liberty Lane Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-149886), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 25, 2008, and as amended on April 24, 2008, May 7, 2008, May 12, 2008 and May 16, 2008 (the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.

     The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

     We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (603) 926-0222.

     Should you have any questions regarding this matter, please contact the undersigned at (603) 929-2600 or Jennifer A. Bensch of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2950.

Sincerely,
/s/ Kevin P. Clark
Kevin P. Clark
Vice President, Secretary and Treasurer